VF 4-28-05



SEC [illegible] COMMISSION

05040178 [illegible] 9

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SEC FILE NUMBER
8-53629

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BankersBanc Capital Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2410 Paces Ferry Road, 600 Paces Summit

(No. and Street)

Atlanta	Georgia	30339
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank W. Brown 770-805-2000

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Porter Keadle Moore, LLP

(Name — *if individual, state last, first, middle name*)

1800 North Tower, 235 Peachtree Street, NE	Atlanta	GA	30303
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED APR 29 2005 WASH., D.C. 185

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAY 06 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (2-89)

OATH OR AFFIRMATION

I, Frank W. Brown, swear (or affirm) that, to tl best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm (BankersBanc Capital Corporation, as (December 31, ~~19~~ 2004, are true and correct. I further swear (or affirm) that neither the compan nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that c a customer, except as follows:



Signature

Managing Director

Title


ROBIN DAVIS WILSON
NOTARY
EXPIRES
GEORGIA
PUBLIC
FULTON COUNTY

Notary Public

This report** contains (check all applicable boxes):

- (a) Facing page.
- (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' r Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and tl Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of coı solidation.
- (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audi

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BANKERSBANC CAPITAL CORPORATION
(a wholly owned subsidiary of Community Financial Services, Inc.)

Supplemental Schedule

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2004

Computation of Net Capital:	
Stockholder's equity	$996,967
Nonallowable assets	43,556
Net capital	953,411
Minimum net capital	5,000
Net capital in excess of requirement	$948,411
Computation of aggregate indebtedness:	
Aggregate indebtedness	$ 19,471
Ratio of aggregate indebtedness to net capital	.02 to 1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5:

There is no material difference between net capital reported above and net capital as reported in Part II (unaudited) of the Company's FOCUS report.